Exhibit 99.1

GoldMining Appoints Imola Götz as Vice President, Project Development

Vancouver, British Columbia – March 5, 2026 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of Imola Götz as Vice President, Project Development.

Ms. Götz is a veteran mining engineer with over 30 years of international experience in both underground and open-pit mining environments including in world renowned northern Ontario gold mining camps of Hemlo and Timmins. Prior to joining the company, Ms. Götz held progressive leadership roles at Goldcorp, Newmont, Eldorado Gold, Sandstorm Gold Royalties, Horizon Copper, and most recently Royal Gold, where she developed life of mine plans, strategic business plans, and comparative economic evaluations of mining projects. In her role, Ms. Götz will be responsible for leading advancement and development of engineering, procurement, construction management and project controls throughout GoldMining’s portfolio of resource-stage assets in the Americas.

Ms. Götz is a Professional Engineer licenced in BC, and a Fellow of the Association of Engineers Canada. In addition to being an active member of the Canadian Institute of Mining & Metallurgy (CIMM), she is also a “Qualified Person” as defined by Canadian National Instrument 43-101. Ms. Götz earned a Bachelor of Education in Mathematics and General Science from Lakehead University, a Master of Science in Mine Engineering from the Technical University of Petrosani, and a Financial Agility Diploma from Queens University.

As a skilled educator, Ms. Götz has established partnerships with Canadian Mine Engineering Schools and has guest lectured at Queens University and Laurentian University. She has authored, co-authored, and presented works at the CIMM Conference, the US Mine Ventilation Symposium and the World Mining Congress on various topics including women’s leadership in the mining industry.

Alastair Still, President & Chief Executive Officer of GoldMining commented: “We are pleased to welcome Imola to the GoldMining team. Adding a technical leader of Imola’s caliber is a pivotal step for the Company as we transition our core assets toward development. With our financial strength, combined with recent additions to our team including Imola’s expertise and experience, we look forward to unlocking the value of the Company’s assets.”

Imola Götz commented: “I am joining the Company at an inflection point for its portfolio. I look forward to applying my experience and working closely with the team to define clear, strategic pathways to advance these projects through their next phases of development.”

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company’s strategy and business plans. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.